

Press Release

Contact
Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

MAXIM INTEGRATED REPORTS RESULTS FOR THE THIRD QUARTER OF FISCAL 2015

- **Revenue: $577 million**
- **Gross Margin: 54.6% GAAP (59.6% excluding special items)**
- **EPS: $0.28 GAAP ($0.40 excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.47 billion**
- **Fiscal fourth quarter revenue outlook: $570 million to $610 million**

SAN JOSE, CA - April 23, 2015 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $577 million for its third quarter of fiscal 2015 ended March 28, 2015, a 2% increase from the $567 million revenue recorded in the prior quarter, and a 5% decrease from the same quarter of last year.

Tunc Doluca, President and Chief Executive Officer, commented, "Our March quarter revenue performance was stronger than seasonal levels but slightly below the midpoint of our expectations. During the quarter, we diversified our revenue base in Consumer and continued to strongly grow our Automotive business." Mr. Doluca continued, "We are exceeding our cost-saving goals, improving profitability while investing in growth areas for the future."

Fiscal Year 2015 Third Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the March quarter was $0.28. The results were affected by pre-tax special items which primarily consisted of $23 million in charges related to acquisitions and $17 million in charges related to restructuring activities. GAAP earnings per share, excluding special items was $0.40. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of the third quarter of fiscal 2015, total cash, cash equivalents and short term investments was $1.47 billion, an increase of $86 million from the prior quarter. Notable items included:

- Cash flow from operations: $182 million
- Net capital additions: $9 million
- Dividends: $79 million ($0.28 per share)
- Stock repurchases: $37 million

Business Outlook

The Company's 90-day backlog at the beginning of the fourth fiscal quarter of 2015 was $387 million. Based on the beginning backlog and expected turns, results for the June 2015 quarter are expected to be as follows:

- Revenue: $570 million to $610 million
- Gross Margin: 53% to 56% GAAP (58% to 61% excluding special items)
- EPS: $0.24 to $0.30 GAAP ($0.35 to $0.41 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.28 per share will be paid on June 4, 2015, to stockholders of record on May 21, 2015.

Conference Call

Maxim Integrated has scheduled a conference call on April 23, 2015, at 2:00 p.m. Pacific Time to discuss its financial results for the third quarter of fiscal 2015 and its business outlook. To listen via telephone, dial (866) 804-3547 (toll free) or (703) 639-1328. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

A presentation summarizing financial information to be discussed on the conference call is posted at www.maximintegrated.com/company/investor.

- more -

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		
	March 28, 2015	December 27, 2014	March 29, 2014
	(in thousands, except per share data)		
Net revenues	$ 577,263	$ 566,809	$ 605,681
Cost of goods sold (1)	261,995	252,732	265,744
Gross margin	315,268	314,077	339,937
Operating expenses:			
Research and development	123,913	135,945	141,493
Selling, general and administrative	75,766	79,778	80,680
Intangible asset amortization	3,977	4,155	4,863
Impairment of long-lived assets (2)	5,522	50,745	—
Impairment of goodwill and intangible assets (3)	—	93,010	2,580
Severance and restructuring expenses (4)	2,824	13,635	3,338
Acquisition-related costs	—	—	(88)
Other operating expenses (income), net	(2,184)	885	333
Total operating expenses	209,818	378,153	233,199
Operating income (loss)	105,450	(64,076)	106,738
Interest and other income (expense), net (5)	(5,534)	(7,599)	5,174
Income (loss) before provision for income taxes	99,916	(71,675)	111,912
Provision (benefit) for income taxes (6)	20,483	359	(10,632)
Net income (loss)	$ 79,433	$ (72,034)	$ 122,544
Earnings (loss) per share:			
Basic	$ 0.28	$ (0.25)	$ 0.43
Diluted	$ 0.28	$ (0.25)	$ 0.42
Shares used in the calculation of earnings (loss) per share:			
Basic	283,418	282,992	282,627
Diluted	288,840	282,992	288,575
Dividends paid per share	$ 0.28	$ 0.28	$ 0.26

SCHEDULE OF SPECIAL ITEMS

(Unaudited)

	Three Months Ended		
	March 28, 2015	December 27, 2014	March 29, 2014
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization	$ 18,750	$ 18,750	$ 18,542
Accelerated depreciation (1)	9,834	8,895	—
Acquisition-related inventory write-up	—	—	5,518
Total	$ 28,584	$ 27,645	$ 24,060
Operating expenses:			
Intangible asset amortization	$ 3,977	$ 4,155	$ 4,863
Impairment of long-lived assets (2)	5,522	50,745	—
Impairment of goodwill and intangible assets (3)	—	93,010	2,580
Severance and restructuring (4)	2,824	13,635	3,338
Acquisition-related costs	—	—	(88)
Other operating expenses (income), net	(2,184)	885	333
Total	$ 10,139	$ 162,430	$ 11,026
Interest and other expense (income), net (5)	$ —	$ (217)	$ 3,723
Total	$ —	$ (217)	$ 3,723
Provision (benefit) for income taxes:			
Fixed asset tax basis adjustment (6)	$ —	$ —	$ (34,562)
Fiscal year 2014 research & development tax credits	—	(2,863)	—
Total	$ —	$ (2,863)	$ (34,562)

(1) Accelerated depreciation related to San Jose wafer manufacturing building and equipment.

(2) Includes impairment charges related to MEMS and non-MEMS wafer manufacturing equipment and end of line test equipment.

(3) Includes impairment of goodwill and write-off of in-process research and development related to MEMS and other business units.

(4) Include severance charges associated with the reorganization of various business units and manufacturing operations.

(5) Includes impairment of investments in privately-held companies.

(6) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

- more -

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 28, 2015	December 27, 2014	March 29, 2014
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,392,197	$ 1,305,870	$ 1,231,248
Short-term investments	75,142	75,012	—
Total cash, cash equivalents and short-term investments	1,467,339	1,380,882	1,231,248
Accounts receivable, net	278,427	258,506	304,128
Inventories	297,270	306,564	290,518
Deferred tax assets	71,354	59,794	74,038
Other current assets	66,298	67,244	79,346
Total current assets	2,180,688	2,072,990	1,979,278
Property, plant and equipment, net	1,155,589	1,195,323	1,355,268
Intangible assets, net	283,385	306,111	384,167
Goodwill	511,824	511,838	597,676
Other assets	36,231	38,265	38,176
TOTAL ASSETS	$ 4,167,717	$ 4,124,527	$ 4,354,565
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 85,361	$ 82,526	$ 94,315
Income taxes payable	20,102	20,102	20,720
Accrued salary and related expenses	163,354	150,405	168,336
Accrued expenses	55,967	54,103	83,758
Deferred revenue on shipments to distributors	30,550	27,103	24,259
Total current liabilities	355,334	334,239	391,388
Long-term debt	1,000,000	1,000,000	1,000,871
Income taxes payable	385,838	363,251	352,294
Deferred tax liabilities	116,284	120,308	171,431
Other liabilities	56,412	64,988	37,977
Total liabilities	1,913,868	1,882,786	1,953,961
Stockholders' equity:			
Common stock and capital in excess of par value	12,359	283	283
Retained earnings	2,260,011	2,259,997	2,412,627
Accumulated other comprehensive loss	(18,521)	(18,539)	(12,306)
Total stockholders' equity	2,253,849	2,241,741	2,400,604
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 4,167,717	$ 4,124,527	$ 4,354,565

- more -

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		
	March 28, 2015	December 27, 2014	March 29, 2014
	(in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 79,433	$ (72,034)	$ 122,544
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	18,586	20,776	22,057
Depreciation and amortization	71,439	71,625	64,665
Deferred taxes	(15,658)	(30,849)	(36,482)
Loss (gain) from sale of property, plant and equipment	(441)	1,844	818
Tax benefit (shortfall) related to stock-based compensation	7,635	(229)	3,204
Impairment of long-lived assets	5,522	50,745	—
Impairment of goodwill and intangible assets	—	93,010	2,580
Impairment of investments in privately-held companies	—	—	3,723
Excess tax benefit from stock-based compensation	(5,997)	(1,931)	(5,139)
Changes in assets and liabilities:			
Accounts receivable	(19,921)	23,426	(15,566)
Inventories	9,194	(1,486)	7,717
Other current assets	(156)	1,009	7,194
Accounts payable	477	(12,007)	(4,044)
Income taxes payable	22,587	12,835	14,244
Deferred revenue on shipments to distributors	3,447	282	(1,283)
All other accrued liabilities	5,917	15,839	25,466
Net cash provided by (used in) operating activities	182,064	172,855	211,698
Cash flows from investing activities:			
Purchase of property, plant and equipment	(10,185)	(18,585)	(26,407)
Proceeds from sales of property, plant and equipment	1,615	24,467	618
Payments in connection with business acquisition, net of cash acquired	—	—	(5,750)
Purchases of investments in privately-held companies securities	(200)	—	—
Proceeds from maturity of debt investment in privately-held companies	500	—	—
Net cash provided by (used in) investing activities	(8,270)	5,882	(31,539)
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	5,997	1,931	5,139
Contingent consideration paid	—	—	(104)
Repayment of notes payable	—	—	(439)
Net issuance of restricted stock units	(8,369)	(6,822)	(8,390)
Proceeds from stock options exercised	31,098	8,323	29,538
Issuance of ESPP shares under employee stock purchase program	—	18,653	—
Repurchase of common stock	(36,774)	(59,666)	(51,083)
Dividends paid	(79,419)	(79,169)	(73,481)
Net cash provided by (used in) financing activities	(87,467)	(116,750)	(98,820)
Net increase (decrease) in cash and cash equivalents	86,327	61,987	81,339
Cash and cash equivalents:			
Beginning of period	1,305,870	1,243,883	1,149,909
End of period	$ 1,392,197	$ 1,305,870	$ 1,231,248
Total cash, cash equivalents, and short-term investments	$ 1,467,339	$ 1,380,882	$ 1,231,248

- more -

ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended		
	March 28, 2015	December 27, 2014	March 29, 2014
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:			
GAAP gross profit	$ 315,268	$ 314,077	$ 339,937
GAAP gross profit %	*54.6%*	*55.4%*	*56.1%*
Special items:			
Intangible asset amortization	18,750	18,750	18,542
Accelerated depreciation (1)	9,834	8,895	—
Acquisition-related inventory write-up	—	—	5,518
Total special items	28,584	27,645	24,060
GAAP gross profit excluding special items	$ 343,852	$ 341,722	$ 363,997
GAAP gross profit % excluding special items	*59.6%*	*60.3%*	*60.1%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:			
GAAP operating expenses	$ 209,818	$ 378,153	$ 233,199
Special items:			
Intangible asset amortization	3,977	4,155	4,863
Impairment of long-lived assets (2)	5,522	50,745	—
Impairment of goodwill and intangible assets (3)	—	93,010	2,580
Severance and restructuring (4)	2,824	13,635	3,338
Acquisition-related costs	—	—	(88)
Other operating expenses (income), net	(2,184)	885	333
Total special items	10,139	162,430	11,026
GAAP operating expenses excluding special items	$ 199,679	$ 215,723	$ 222,173
Reconciliation of GAAP net income (loss) to GAAP net income excluding special items:			
GAAP net income (loss)	$ 79,433	$ (72,034)	$ 122,544
Special items:			
Intangible asset amortization	22,727	22,905	23,405
Accelerated depreciation (1)	9,834	8,895	—
Acquisition-related inventory write-up	—	—	5,518
Impairment of long-lived assets (2)	5,522	50,745	—
Impairment of goodwill and intangible assets (3)	—	93,010	2,580
Severance and restructuring (4)	2,824	13,635	3,338
Acquisition-related costs	—	—	(88)
Other operating expenses (income), net	(2,184)	885	333
Interest and other expense (income), net (5)	—	(217)	3,723
Pre-tax total special items	38,723	189,858	38,809
Tax effect of special items	(3,910)	(21,283)	(3,658)
Fixed asset tax basis adjustment (6)	—	—	(34,562)
Fiscal year 2014 research & development tax credits	—	(2,863)	—
GAAP net income excluding special items	$ 114,246	$ 93,678	$ 123,133
GAAP net income per share excluding special items:			
Basic	$ 0.40	$ 0.33	$ 0.44
Diluted	$ 0.40	$ 0.33	$ 0.43
Shares used in the calculation of earnings per share excluding special items:			
Basic	283,418	282,992	282,627
Diluted	288,840	287,954	288,575

(1) Accelerated depreciation related to San Jose wafer manufacturing building and equipment.

(2) Includes impairment charges related to MEMS and non-MEMS wafer manufacturing equipment and end of line test equipment.

(3) Includes impairment of goodwill and write-off of in-process research and development related to MEMS and other business units.

(4) Include severance charges associated with the reorganization of various business units and manufacturing operations.

(5) Includes impairment of investments in privately-held companies.

(6) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; accelerated depreciation; acquisition-related inventory write-up; impairment of long-lived assets; impairment of goodwill and intangible assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense for vacated office space; loss related to sale of land and buildings; impairment of investments in privately-held companies; tax provision impacts due to fixed asset tax basis adjustment relating to prior year depreciation expense. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP Gross Profit Excluding Special Items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization, accelerated depreciation and acquisition-related inventory write-up. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP Operating Expenses Excluding Special Items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets;

impairment of goodwill and intangible assets; severance and restructuring; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense for vacated office space; loss related to sale of land and buildings. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP Net Income and GAAP Net Income per Share Excluding Special Items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; accelerated depreciation; acquisition-related inventory write-up; impairment of long-lived assets; impairment of goodwill and intangible assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense for vacated office space; loss related to sale of land and buildings; impairment of investments in privately-held companies and tax provision impacts due to fixed asset tax basis adjustment relating to prior year depreciation expense. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its fourth quarter of fiscal 2015 ending in June 2015, which includes revenue, gross margin and earnings per share, as well as the belief that the Company is exceeding its cost-saving goals, improving profitability while investing in growth areas for the future. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted, based upon, among other things, general market and economic conditions, market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2014 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

Maxim is the leader in analog integration. From mobile to industrial solutions, we're making analog smaller, smarter and more energy efficient. Learn more at www.maximintegrated.com.